UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Taleo Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
87424N 10 4
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	87424N 10 4

1	NAMES OF REPORTING PERSONS: Louis Tetu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:

NUMBER OF		1,074,341 *

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		146,906 *

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,074,341 *

WITH:	8	SHARED DISPOSITIVE POWER:

146,906 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,221,247 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.5% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Includes 146,906 shares of Class B Common Stock held of record by Louise Couture, Mr. Tetu’s wife, 458,169 shares of Class B Common Stock held of record by 9020-8828 Quebec, Inc., 97,902 shares of Class B Common Stock held of record by Mr. Tetu and 518,270 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that are exercisable within 60 days of December 31, 2005. The Class B Common Stock shares are associated with, and redeemed upon exchange of, exchangeable shares of our subsidiary, 9090-5415 Quebec Inc., which are exchangeable for Class A Common Stock shares on a one for one basis. Mr. Tetu is the sole shareholder of 9020-8828 Quebec, Inc.

**	Based on a total of 18,755,071 shares of Class A Common Stock outstanding of December 31, 2005. Does not include 4,038,287 shares of the Company’s Class B Common Stock outstanding as of December 31, 2005, which Class B Common shares are redeemable upon the exchange of the exchangeable shares of our subsidiary, 9090-5415 Quebec Inc., into 4,038,287 shares of Class A Common Stock.

Page 2 of 5 pages

Item 1.
(a)	Name of Issuer

Taleo Corporation

(b)	Address of Issuer’s Principal Executive Offices

575 Market Street, 8th Floor, San Francisco, CA 94105
Item 2.
(a)	Name of Person Filing

Louis Tetu

(b)	Address of Principal Business Office or, if none, Residence

575 Market Street, 8th Floor, San Francisco, CA 94105

(c)	Citizenship

Canada

(d)	Title of Class of Securities

Class A and B Common Stock

(e)	CUSIP Number

87424N 10 4
Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240. 13d-l(b)(l)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,221,247 *.

(b)	Percent of class: 6.5% **.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,074,341 *.

(ii)	Shared power to vote or to direct the vote 146,906 *.

(iii)	Sole power to dispose or to direct the disposition of 1,074,341 *.

(iv)	Shared power to dispose or to direct the disposition of 146,906 *.
*	Includes 146,906 shares of Class B Common Stock held of record by Louise Couture, Mr. Tetu’s wife, 458,169 shares of Class B Common Stock held of record by 9020-8828 Quebec, Inc., 97,902 shares of Class B Common Stock held of record by Mr. Tetu and 518,270 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that are exercisable within 60 days of December 31, 2005. The Class B Common Stock shares are associated with, and redeemed upon exchange of, exchangeable shares of our subsidiary, 9090-5415 Quebec Inc., which are exchangeable for Class A Common Stock shares on a one for one basis. Mr. Tetu is the sole shareholder of 9020-8828 Quebec, Inc.

**	Based on a total of 18,755,071 shares of Class A Common Stock outstanding of December 31, 2005. Does not include 4,038,287 shares of the Company’s Class B Common Stock outstanding as of December 31, 2005, which Class B Common shares are redeemable upon the exchange of the exchangeable shares of our subsidiary, 9090-5415 Quebec Inc., into 4,038,287 shares of Class A Common Stock.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Page 4 of 5 pages

Item 10.	Certification
(a)	The following certification shall be included if the statement is filed pursuant to §240.1 3d- l(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b)	The following certification shall be included if the statement is filed pursuant to §240.13d- l(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

Date

/s/ Louis Tetu

Signature

Louis Tetu

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages